UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            ORTEC INTERNATIONAL, INC.
                            ------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    68749B108
                                    ---------
                                 (CUSIP Number)

                               -------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP NO.6874B108                                            Page 2 off 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                         722,328
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                         0
  Each
Reporting                   7             Sole Dispositive Power
  Person                                          722,328
  With
                            8             Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    722,328

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.62%

12       Type of Reporting Person (See Instructions)

                                    OO; IA

                                  SCHEDULE 13G
CUSIP NO.68749B108                                            Page 3 of 11 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                         a. [ ]
                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                         1,153,900
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                         0
  Each
Reporting                   7             Sole Dispositive Power
  Person                                           1,153,900
  With
                            8             Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,153,900

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.78%

12       Type of Reporting Person (See Instructions)

                                    IA

                                  SCHEDULE 13G
CUSIP NO.68749B108                                            Page 4 of 11 Pages




1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LUPA FAMILY PARTNERS

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
Number of                                         431,572
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                         0
  Each
Reporting                   7             Sole Dispositive Power
  Person                                          431,572
  With
                            8             Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    431,572

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    2.16%

12       Type of Reporting Person (See Instructions)

                                    PN

                                                              Page 5 of 11 Pages



Item 1(a)         Name of Issuer:

                  Ortec International, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  3960 Broadway, New York, New York 10032

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   Soros Fund Management LLC ("SFM LLC");

                  ii)  George Soros ("Mr. Soros"); and

                  iii) Lupa Family Partners ("Lupa").

                  This statement relates to the Shares held for the accounts of Quasar International Partners, C.V., a Netherlands Antilles limited partnership ("Quasar Partners") and Lupa. SFM LLC serves as principal investment manager to Quasar Partners and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar Partners. Mr. Soros is the Chairman of SFM LLC and in such capacity may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of Quasar Partners. Mr. Soros, by virtue of his position as a general partner of Lupa, may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of Lupa.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Lupa is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)         Citizenship:

                  i) SFM LLC is a Delaware limited liability company;

                  ii) Mr. Soros is a United States citizen; and

                  iii) Lupa is a New York limited partnership.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 Par Value (the "Shares").

Item 2(e)         CUSIP Number:

                  68749B108

                                                             Page 6 of 11 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b),or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               (i) SFM LLC may be deemed the beneficial owner of 722,328 Shares held for the account of Quasar Partners.

               (ii) Mr.  Soros may be deemed the  beneficial  owner of 1,153,900
                    Shares. This number includes (A) 722,328 Shares held for the account of Quasar Partners and (B) 431,572 Shares held for the account of Lupa.

               (iii)Lupa may be  deemed  the  beneficial  owner  of the  431,572
                    Shares held for its own account.

Item 4(b)         Percent of Class:

               (i) The number of Shares of which SFM LLC may be deemed to be the beneficial owner constitutes approximately 3.62% of the total number of Shares outstanding.

               (ii) The number of Shares of which Mr.  Soros may be deemed to be the beneficial owner constitutes approximately 5.78% of the total number of Shares outstanding.

               (iii)The  number of Shares of which  Lupa may be deemed to be the beneficial owner constitutes approximately 2.16% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

         SFM LLC
         -------

          (i)  Sole power to vote or to direct the vote:                722,328

         (ii)  Shared power to vote or to direct the vote:                    0

         (iii) Sole power to dispose or to direct the disposition of:    722,328

         (iv)  Shared power to dispose or to direct the disposition of:        0

                                                              Page 7 of 11 Pages

         Mr. Soros
         ---------

         (i)   Sole power to vote or to direct the vote:               1,153,900

         (ii)  Shared power to vote or to direct the vote:                     0

         (iii) Sole power to dispose or to direct the disposition of:  1,153,900

         (iv)  Shared power to dispose or to direct the disposition of:        0

         Lupa
         ----

         (i)   Sole power to vote or to direct the vote:                 431,572

         (ii)  Shared power to vote or to direct the vote:                    0

         (iii) Sole power to dispose or to direct the disposition of:    431,572

         (iv)  Shared power to dispose or to direct the disposition of:        0

Item 5.           Ownership of Five Percent or Less of a Class:

                  Each of SFM LLC and Lupa ceased to be the beneficial owners of more than five percent of the Shares.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                  (i) The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                  (ii) The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Lupa in accordance with their partnership interests in Lupa.

                  SFM LLC expressly disclaims beneficial ownership of any Shares not held for the account of Quasar Partners. Lupa expressly disclaims beneficial ownership of any Shares not held for its own account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

                                                              Page 8 of 11 Pages

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 9 of 11 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2003               SOROS FUND MANAGEMENT LLC

                                       By: /s/ Richard D. Holahan, Jr.
                                           -----------------------------------
                                           Richard D. Holahan, Jr.
                                           Assistant General Counsel


Date:  February 14, 2003               GEORGE SOROS


                                       By:  /s/ Richard D. Holahan, Jr.
                                           ----------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


Date:  February 14, 2003               LUPA FAMILY PARTNERS

                                       By:      GEORGE SOROS,
                                                Its General Partner

                                       By: /s/ Richard D. Holhan, Jr.
                                           -----------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                            Page 10 of 11 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power  of  Attorney,  dated  as of  October  30,  2002,
          granted by Mr. George Soros in favor of Mr.  Armando T.
          Belly,  Ms.  Jodye  Anzalotta,  Mr. John F. Brown,  Ms.
          Maryann Canfield,  Mr. Richard D. Holahan,  Jr. and Mr.
          Robert Soros...........................................         11

                                                            Page 11 of 11 Pages


                                    EXHIBIT A

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of Armando T. Belly, Jodye Anzalotta, JOHN F. BROWN, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October, 2002.



                                             /s/ George Soros
                                             -----------------------------------
                                             GEORGE SOROS